U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB [    ] Form 20-F [    ] Form 11-K [    ] Form 10-Q and Form 10-QSB [    ] Form N-SAR

For Period Ended: October 31, 2005

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I — Registrant Information

Full Name of Registrant: Majesco Entertainment Company

Former Name if Applicable:

Address of Principal Executive Office:    160 Raritan Center Parkway, Edison, NJ 08837

Part II — Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K OR 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[   ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

Majesco Entertainment Company is still in the process of completing its year-end financial and internal control review necessary for the completion of the audit of its consolidated financial statements, and therefore is unable to file its Form 10-K for the year ended October 31, 2005 (the ‘‘Form 10-K’’) in the prescribed time period without unreasonable effort and expense. The additional time required is a direct result of the additional requirements imposed on public companies in complying with the Sarbanes-Oxley Act of 2002. Majesco expects to file its Form 10-K for the year ended October 31, 2005 no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

Part IV — Other Information

(3)

PRELIMINARY RESULTS

Majesco Entertainment Company's (the Company) financial statements for the year ended October 31, 2005 will change significantly from the comparable periods for 2004.

For the year ended October 31, 2005, the Company expects to report net revenues of $59.7 million, as compared to $121.0 million in fiscal 2004. The decrease is reflective of weak sales across all our product lines as compared to the strong sales associated with the introduction of our GBA Video product in the prior year. The decrease is also attributable to increased provisions for price protection and other allowances in the comparable period, as well as changes in market conditions.

Operating loss for the year was $70.2 million versus an operating income of $12.1 million in the comparable 2004 time period. Due to general weakness in the sector, rising costs of developing and marketing next gen games and weak sales of our premium titles, the Company revised its product strategy, and decided to sell-off or cancel many of its premium console titles in development. As a result, included in the operating loss are significant additional provisions in excess of $26.3 million for: impairments of capitalized software development costs related to projects that were sold or intended to be sold at a loss; discontinued development; and games which are expected to be published but not expected to recover related developments costs and pre-paid license fees.

Notwithstanding the foregoing, because Majesco's year-end financial statement audit is not complete, there can be no assurance that the financial information publicly announced at a later date will not change upon completion of the audit.

(1)    Name and telephone number of person to contact in regard to this notification:

John Gross                                                     (732) 225-8910
 Chief Financial Officer (Chief Financial Officer)

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 (Name)                                                                     (Area Code)     (Telephone Number)

(2)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

Majesco Entertainment Company. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated this 18th day of January, 2006

MAJESCO ENTERTAINMENT COMPANY
By: /s/ John Gross
Name: John Gross
Title: Chief Financial Officer (Chief Financial Officer)